                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549


                                FORM 6-K

 REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A - 16 AND 15D - 16 OF THE
                         SECURITIES ACT OF 1934


FOR QUARTER ENDED MARCH 31, 1998              COMMISSION FILE NUMBER 001-11145


                   BIOVAIL CORPORATION INTERNATIONAL
             (TRANSLATION OF REGISTRANT'S NAME IN ENGLISH)

        2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
         (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

   REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000


      INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL
       FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                   FORM 20-F  X         FORM 40-F  __

INDICATE BY CHECK MARK WHETHER FOR REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO HEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G 3-2 (B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                    YES  __                  NO   X

                   BIOVAIL CORPORATION INTERNATIONAL
                            QUARTERLY REPORT

                                 INDEX

PART 1. FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS, MARCH 31, 1998 AND
        DECEMBER 31, 1997................................................1

CONSOLIDATED STATEMENTS OF INCOME
        FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 ..............2

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE
        MONTHS ENDED MARCH 31, 1998 AND 1997 ............................3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ..............................4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
        CONDITION AND RESULTS OF OPERATIONS .............................7


PART 11.OTHER  INFORMATION ..............................................10



(ALL DOLLAR AMOUNTS IN THIS DOCUMENT ARE EXPRESSED IN US DOLLARS UNLESS OTHERWISE STATED.)

                   BIOVAIL CORPORATION INTERNATIONAL
                      CONSOLIDATED BALANCE SHEETS
    (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                        MARCH 31,           DECEMBER 31,
                                          1998                 1997
                                       -----------          ------------
                                       (UNAUDITED)
ASSETS
Current
  Cash and short-term deposits         $ 11,248             $ 8,275
  Accounts receivable                    36,359              33,114
  Inventories                            18,981              16,609
  Executive loans  (Note 3)               2,720               2,933
  Deposits and prepaids                   2,132               2,053
                                       --------             -------
                                         71,440              62,984
Long-term investments (Note 4)            7,500                  --
Fixed Assets, net                        24,680              24,172
Other Assets, net (Note 5)               21,215               6,583
                                       --------             -------
                                       $124,835             $93,739
                                       ========             =======
LIABILITIES
Current
  Accounts payable                        7,189               4,579
  Accrued liabilities                     3,724               6,002
  Income taxes payable                    1,146               1,013
  Customer prepayments                    6,352               1,840
  Current portion of long-term debt       1,791               1,887
                                       --------             -------
                                         20,202              15,321
Long-term Debt (Note 6)                  17,483               2,960
                                       --------             -------
                                         37,685              18,281
                                       --------             -------
SHAREHOLDERS' EQUITY
  Share capital                          22,215              18,465
  Warrants                                8,244               8,244
  Retained earnings                      57,557              49,709
  Cumulative translation adjustment        (866)               (960)
                                       --------             -------
                                         87,150              75,458
                                       --------             -------
                                       $124,835             $93,739
                                       ========             =======

The accompanying notes are an integral part of the consolidated financial statements.

                   BIOVAIL CORPORATION INTERNATIONAL
                   CONSOLIDATED STATEMENTS OF INCOME
(ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                             U.S. DOLLARS)
                              (UNAUDITED)


                                                  THREE MONTHS ENDED
                                                       MARCH 31,
                                                1998                 1997
                                             -----------         ------------
REVENUE
 Research and development                     $    7,844          $       740
 Manufacturing                                    11,467               13,290
 Royalty and  licensing                            2,578                2,362
                                             -----------          -----------
                                                  21,889               16,392
                                             -----------          -----------
EXPENSES
 Research and development                          4,029                3,549
 Cost of manufactured goods sold                   5,142                4,323
 Selling, general and administrative               4,311                2,647
                                             -----------          -----------
                                                  13,482               10,519
                                             -----------          -----------
OPERATING INCOME                                   8,407                5,873
INTEREST INCOME (EXPENSE), net                       (68)                 (15)
                                             -----------          -----------
INCOME BEFORE INCOME TAXES                         8,339                5,858
PROVISION FOR INCOME TAXES                           491                  308
                                             -----------          -----------
NET INCOME                                   $     7,848          $     5,550
                                             ===========          ===========
EARNINGS PER SHARE  (Note 8)                 $      0.29          $      0.22
                                             ===========          ===========
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING                   $26,736,000          $25,430,000
                                             ===========          ===========

The accompanying notes are an integral part of the consolidated financial statements.

                   BIOVAIL CORPORATION INTERNATIONAL
                 CONSOLIDATED STATEMENTS OF CASH FLOWS
    (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF  U.S. DOLLARS)
                              (UNAUDITED)


                                                       THREE MONTHS ENDED
                                                            MARCH 31,
                                                     1998             1997
                                                   ---------       ---------
NET INFLOW (OUTFLOW) OF CASH RELATED
 TO THE FOLLOWING ACTIVITIES
OPERATING
 Net income for the period                          $  7,848         $  5,550
 Depreciation and amortization                         1,164              689
                                                    --------         --------
                                                       9,012            6,239
 Change in non-cash operating items (Note 2)            (616)          (6,045)
                                                    --------         --------
                                                       8,396              194
                                                    --------         --------
INVESTING
 Acquisition of royalty interest  (Note 5)           (15,000)              --
 Long-term investments  (Note 4)                      (7,500)              --
 Additions to fixed assets, net                       (1,207)            (780)
 Executive loans  (Note 3)                               213              (30)
                                                    --------         --------
                                                     (23,494)            (810)
                                                    --------         --------
FINANCING
 Increase in long-term debt  (Note 6)                 15,000               --
 Issuance of share capital                             3,660               37
 Reduction in long-term debt                            (597)            (939)
                                                    --------         --------
                                                      18,063             (902)
                                                    --------         --------
EFFECT OF EXCHANGE RATE
 CHANGES ON CASH                                           8              (15)
                                                    --------         --------
INCREASE (DECREASE) IN CASH                            2,973           (1,533)
CASH,  BEGINNING OF PERIOD                             8,275            4,526
                                                    --------         --------
CASH,  END OF PERIOD                                $ 11,248         $  2,993
                                                    ========         ========
REPRESENTED BY
 Cash and short-term deposits                       $ 11,248         $  6,710
 Bank indebtedness                                        --           (3,717)
                                                    --------         --------
                                                    $ 11,248         $  2,993
                                                    ========         ========

The accompanying notes are an integral part of the consolidated financial statements

                   BIOVAIL CORPORATION INTERNATIONAL
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (ALL DOLLAR AMOUNTS ARE EXPRESSED  IN THOUSANDS OF U.S. DOLLARS)
                              (UNAUDITED)



1. SIGNIFICANT ACCOUNTING POLICIES

   Biovail Corporation International (the "Company"), was amalgamated effective March 29, 1994, under the laws of the province of Ontario. The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. There were no material differences between generally accepted accounting principles in Canada and generally accepted accounting principles in the United States in the reporting periods except for those described in Note 8.

   1997 Figures

   Certain of the 1997 figures have been reclassified to conform to the 1998 presentation.

   For a full description of the other accounting policies of the Company, reference is made to the Annual Report on Form 20-F for the year ended December 31, 1997.

   In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the period presented have been made and all such adjustments are of a normal recurring nature.


2. CHANGE IN NON-CASH OPERATING WORKING CAPITAL


                                                   Three Months ended March 31,
                                                           (In Thousands)
                                                   ---------------------------
                                                       1998            1997
                                                     -------         -------
Accounts receivable...............................   $(3,191)        $(2,451)
Inventories.......................................    (2,332)         (1,521)
Deposits and prepaids.............................       (78)           (231)
Accounts payable and accrued liabilities..........       339             504
Income taxes payable..............................       135             183
Customer prepayments..............................     4,511          (2,529)
                                                     -------         -------
                                                     $  (616)        $(6,045)
                                                     =======         =======

3. EXECUTIVE LOANS

   Executive loans as at March 31, 1998 consist of Executive Stock Purchase Plan ("ESPP") loans of $2,720,000 made to finance the acquisition of shares of the Company on the open market by executive officers. The loans are secured by shares of the Company owned by the executive officers, bear interest at 1/4% over the prime rate which is equal to the Company's rate for borrowings, and are due on December 1, 1998.


4. LONG-TERM INVESTMENTS

   In March, 1998, the Company made a $7,500,000 investment in a marketable securities fund. The term of the investment is two years.

5. OTHER ASSETS

   In March, 1998, the Company completed the acquisition of the royalty interest of Galephar Puerto Rico, Inc., Limited ("Galephar") in certain of the Company's products. The Company paid $15,000,000 to Galephar in full satisfaction of the Company's royalty obligation on the sales of Tiazac(R) and the Company's generic controlled release version of Cardizem CD in the United States and Canada.


6. LONG-TERM DEBT

   In March, 1998, the Company utilized a $15,000,000 revolving term bank loan
   to acquire the royalty interest of Galephar (See Note 5).   The loan is
   secured by a general security agreement bearing interest at the bank's London Interbank Offer Rate ("LIBOR"), plus 1 1/2 %. The Company may make repayments on the loan at any time.


7. LITIGATION

   From time to time, the Company becomes involved in various legal matters which it considers to be in the ordinary course of business. While the Company is not currently able to determine the potential liability, if any, related to such matters, the Company believes none of the matters, individually or in the aggregate, will have a material adverse effect on its financial position.

8. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

   The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Cdn GAAP") which differ in certain respects from those applicable in the United States ("U.S. GAAP"). The material differences as they apply to the Company's financial statements are as follows:

a) Reconciliation of net income under Cdn. and U.S. GAAP


                                                      THREE MONTHS ENDED MARCH 31,
                                                  (IN THOUSANDS EXCEPT PER SHARE DATA)
                                                  ------------------------------------
                                                         1998              1997
                                                         ----              ----
Net income under Cdn. GAAP.........................      $7,848            $5,550
U.S. GAAP adjustments:
  Collection of warrant subscription receivable......      (147)                -
                                                         ------            ------
Net income under U.S. GAAP.........................      $7,701            $5,550
                                                         ======            ======
Earnings per share under U.S. GAAP
  Basic..............................................     $0.29            $0 .22
  Diluted............................................     $0.27            $0 .21
Weighted average number of common shares
outstanding under U.S. GAAP
  Basic..............................................    26,736            25,430
  Diluted............................................    28,386            26,970

b) The components of shareholders' equity under U.S. GAAP are as follows:


                                        MARCH 31, 1998     DECEMBER 31, 1997
                                        --------------     -----------------
Share Capital..........................   $22,215                $18,465
Warrants...............................     8,244                  8,244
Warrant subscription receivable, net...    (7,347)                (7,494)
Retained earnings......................    64,904                 57,203
Cumulative translation adjustment......      (866)                  (960)
                                          -------                -------
                                          $87,150                $75,458
                                          =======                =======

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS
           (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)


OVERVIEW

Biovail Corporation International ("Biovail" or the "Company") derives its revenues from (i) developing, marketing and licensing oral controlled release products using its proprietary drug delivery technologies; (ii) manufacturing such products for sale to licensees and wholesalers; and (iii) providing pharmaceutical contract research services to third parties.

RESULTS OF OPERATIONS

Revenues for the first quarter of 1998 were $21,889,000 compared with $16,392,000 in 1997. The increase was primarily due to increased research and development revenue from third parties and milestone revenue from a subsidiary of Teva Pharmaceuticals Industries Ltd. ("Teva") related to the Company's
filing of a generic version of Adalat CC with the FDA.   Net income increased
41% to $7,848,000, or $0.29 per share, in the first quarter of 1998 compared with net income of $5,550,000 or $0.22 in 1997.

Research and development revenue from third-party customers was $7,844,000 in the first quarter of 1998, compared to $740,000 in 1997. The increase in revenue was due to product development activities on behalf of Teva as stated above and Intelligent Polymers Limited ("IPL"). Research and development expenses for the first quarter of 1998 were $4,029,000 as compared to $3,549,000 in 1997. The increased spending over 1997 reflects the Company's increased level of research and development activity for third party customers.

Manufacturing revenues for the first quarter of 1998 were $11,467,000 compared
to $13,290,000 in 1997.   In 1998 revenues were generated primarily on sales of
Tiazac(R) to Forest Laboratories ("Forest") for the U.S. market, Canadian market sales of Tiazac(R) by the Company's subsidiary Crystaal Corporation ("Crystaal") and the shipment of prelaunch quantities of product to Teva in accordance with terms of the agreement. The decrease in manufacturing revenue from 1997 was due primarily to the expected one time contractual price reduction to Forest of 25% which occurred at the end of the second quarter of 1997. As a result of the price reduction to Forest, product mix and manufacturing volumes, the cost of manufactured goods increased to 45% of revenue in the first quarter of 1998 as compared to 33% in 1997.

Royalty and licensing revenue, net of related expenses, totaled $2,578,000 in the first quarter of 1998, compared to $2,362,000 in 1997. Net royalties increased 9% in 1998 as compared to 1997 as a result increased Tiazac(R) sales in the U.S. market and the elimination, net of related amortization expense, of the Company's royalty obligation on Tiazac(R) sales previously payable to Galephar Puerto Rico, Inc., Limited ("Galephar").

Selling, general and administrative expenses increased to $4,311,000 in the first quarter of 1998, compared to $2,647,000 in 1997. The period to period increase is primarily as a result of increased levels of activity in the Company, including sales and marketing expenses related to the launch of Tiazac(R) in Canada, the registration costs associated with Tiazac(R) in the European markets and the hiring of key management personnel.

Operating income of $8,407,000 was achieved in the first quarter of 1998 compared to operating income of $5,873,000 in 1997. Canadian operations (including Crystaal, manufacturing and contract research facilities, research and development and corporate administrative functions) incurred an aggregate operating loss of $5,296,000 in the first quarter of 1998 compared to $2,221,000 in 1997. This increase in operating losses is due primarily to sales and marketing costs associated with the sale of Tiazac(R) in Canada. Operating income of $773,000 and $1,260,000 in each of the 1998 and 1997 periods respectively was earned by the Company's subsidiary in Switzerland through royalties earned on Biovail's products (excluding Tiazac(R)). Operations in Barbados and Puerto Rico contributed operating income of $12,930,000 in the first quarter of 1998 compared to $6,834,000 in 1997. The increase in operating income in Barbados and Puerto Rico was due primarily to product development fees and manufacturing sales activities.

Net interest expense was $68,000 in the first quarter of 1998 compared to $15,000 in 1997.

Income taxes in the first quarter of 1998 were $491,000 compared to $308,000 in 1997, which tax provisions are reflective of the geographic sources of income at appropriate rates.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 1998, the Company's working capital was $51,238,000 compared to $47,663,000 at December 31, 1997 which represented a working capital ratio of 3.5:1 as compared to 4.2:1 respectively.

The Company had positive cash flow of $8,396,000, for the three months ended March 31, 1998 compared to $194,000 in 1997. Cash generated was as a result of income from operations (after adding back non-cash charges) of $9,012,000 and $6,239,000 in the 1998 and 1997 first quarters respectively. Working capital increased marginally in 1998 due to an increase in accounts receivable related to the launch of Tiazac(R) in Canada, amounts owing from Teva relating to the reimbursement of research and development fees and increases in inventories related to raw material for Tiazac(R) and generic products.

Although similar increases in the non-cash components of working capital relative to operating income may occur in the future, the Company believes such increases are temporary in nature and are not expected to have a long-term effect on the Company's cash flow.

Investing activities in the first quarter of 1998 relate to the acquisition of the royalty interest from Galephar for $15,000,000, long-term investments of $7,500,000 and additions to fixed assets of $1,207,000, offset by a net repayment of executive loans of $213,000. In the comparable 1997 period investing activities included additions to fixed assets of $780,000 and loans fof $30,000 to executive officers.

Net cash was generated from financing activities of $18,063,000 in the first quarter of 1998 compared to net cash used in financing activities of $902,000 in 1997. The 1998 cash generated was as a result of a net increase in long-term debt of $14,403,000 and $3,660,000 received from the issuance of common shares on the exercise of stock options. The increase in long-term debt was the result of the Company's financing the acquisition of the royalty interest from Galephar. In the comparable period in 1997, cash utilization was as a result of net long-term debt repayments of $939,000 offset by proceeds of $37,000 received from the issuance of common shares on the exercise of stock options.

Exchange rate changes on foreign cash balances resulted in an increase in cash of $8,000 in the first quarter of 1998 compared to a reduction of cash of $15,000 in 1997.

As a result of the foregoing, the Company's cash position as at March 31, 1998 was $11,248,000 compared to $2,993,000 at March 31, 1997.

The Company's total long-term debt (including current portions thereof) was $19,274,000 as at March 31, 1998 compared to $4,847,000 at December 31, 1997.
In addition, the Company has available lines of credit aggregating $30,000,000 for immediate financing requirements. As of March 31, 1998, there were no outstanding borrowings against these lines of credit.

The Company believes it has adequate capital and sources of financing to support its ongoing operational requirements. Furthermore, the Company believes it will be able to obtain long-term capital, if necessary, to support its growth objectives. There can be no assurance, however, that the Company's capital and sources of financing or its ability to obtain additional capital or sources of financing, at acceptable terms, will be sufficient to sustain the Company's ongoing operational requirements or its growth objectives.

The Company and its subsidiaries generate revenue and expenses primarily in U.S. and Canadian dollars. In the first quarter of 1998, revenue was generated in the following proportions: 85% in U.S. dollars, 14% in Canadian dollars and 1% in other currencies. In addition expenses were incurred in the following proportions: 75% in U.S. dollars, and 25% in Canadian dollars. The Company does not believe that its exposure to foreign currency exchange risk is significant because of the relative stability of the Canadian dollar to the U.S. dollar. The Company has not historically utilized foreign currency hedging instruments.

INFLATION

Inflation has not had a material impact on the Company's operations.

                   BIOVAIL CORPORATION INTERNATIONAL
                      PART II - OTHER INFORMATION

1.   OPERATIONAL INFORMATION

     The press releases issued by the Company in the 1998 first quarter are attached as the following exhibits:

 a) On January 15, 1998 the Company confirmed that the chairman of the board filed an amended 13-D reflecting market purchase of shares.

 b) On January 22, 1998 the Company confirmed that it has submitted an ANDA filing for its generic controlled release version of Adalat CC.

 c) On February 3, 1998 the Company confirmed that the FDA has approved the use of Tiazac(R) for the treatment of chronic stable angina.

 d) On February 12, 1998 the Company confirmed that it has submitted an ANDA filing for its generic controlled release version of Procardia XL.

 e) On February 19, 1998 the Company announced that it has entered into licensing agreements for the sales and marketing of its once daily diltiazem product Tiazac(R) with Crino International S.p.A. in Italy, Laboratorios Richmond in Argentina, Barrenne Industria Farmaceutica, in Brazil and Douglas Pharmaceuticals Ltd. in Australia.

 f) On February 25, 1998 the Company reported its 1997 Fourth Quarter and Year End Financial Results.

 g) On March 5, 1998 the Company announced a joint development agreement with Galephar Puerto Rico, Inc., Limited to develop Novel Delivery Systems, and the acquisition of product royalty obligations.

 h) On March 5, 1998 the Company confirmed that the purchase of the royalty obligations to Galephar Puerto Rico, Inc., Limited would be accretive to earnings.

 i) On March 12, 1998 the Company announced that its Candian subsidiary Crystaal Corporation acquired the Canadian marketing rights for Brexidol from the Chiesi Group.

 j) On March 27, 1998 the Company confirmed that the chairman of the board filed an amended 13-D reflecting market purchase of shares.

 k) On April 3, 1998 the Company issued comments on a recent Temporary Restraining Order with respect to the prevention of Mylan Laboratories from launching a genric version of Dilacor XR prior to the expiration of a 180 day period from the launch by Andrx Corporation of its own generic version of the product.

 l) On April 6, 1998 the Company issued comments on two court proceedings dealing with issues concerning the exclusivity provisions of the Food Drug and Cosmetic Act relating to generic products.

 m) On April 6, 1998 the Company commented on two court proceeding; Granutec vs. Genpharm et. al. and Mova vs. FDA et. al. The Company also confirmed it has become an Intervenor amicus curiae in Mova vs. FDA et. al.

 n) On April 15, 1998 the Company commented on court ruling issued by the District of Columbia Court of Appeal on Mova vs. FDA et. al.

 o) On April 23, 1998 the Company announced that its Canadian subsidiary Crystaal Corporation acquired the Canadian marketing rights for Corlopam from Neurex Corporation.

 p) On April 29, 1998 the Company reported its 1997 First Quarter Financial Results.

 q) On May 5, 1998 the Company announced it has signed a licensing agreement with Glaxo Wellcome S.A. for the sales and marketing of the Company's controlled release generic version of Trental in Agrentina, Brazil and Mexico.

2.   Legal Proceedings

     For detailed information concerning legal proceedings, reference is made to Note 7 in the financial statement contained as part thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       Biovail Corporation International




May 28, 1998                           By /s/Kenneth G..Howling
                                          Kenneth G. Howling
                                          Vice President - Finance and
                                          Chief Financial Officer